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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            Little Switzerland, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   537528-10-1
            ---------------------------------------------------------
                                 (CUSIP Number)

         Kenneth S. Hackel                           Joel M. Handel, Esq.
         11 Marcotte Lane                           Baer Marks & Upham LLP
    Tenafly, New Jersey 07670                           805 Third Avenue
          (201) 546-5535                           New York, New York  10176
                                                        (212) 702-5728
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                October 13, 1997
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.
NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 537528-10-1                                 Page  2  of  4  Pages
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1.  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS
                                  KENNETH S. HACKEL

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                        (b) / /

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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS               Personal Funds (See Items 3 and 5 below.)

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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)                                                       / /

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6.  CITIZENSHIP OR PLACE OF ORGANIZATION           United States

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              7.   SOLE VOTING POWER               431,000
 NUMBER OF
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8.   SHARED VOTING POWER              ------
  OWNED BY
    EACH      ------------------------------------------------------------------
 REPORTING    9.   SOLE DISPOSITIVE POWER          431,000
PERSON WITH
              ------------------------------------------------------------------
              10.  SHARED DISPOSITIVE POWER         ------

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     431,000

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     5.1%

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14. TYPE OF REPORTING PERSON                IN

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CUSIP No. 537528-10-1                                 Page 3  of  4  Pages


ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (the "Statement") relates to shares of common stock, $0.01 par value (the "Common Stock"), of Little Switzerland, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 161-B Crown Bay Cruise Ship Port, ST. Thomas, Virgin Islands 00802.


ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Statement is filed by Kenneth S. Hackel sometimes referred to herein as the "Reporting Person." By his signature on this Statement, the Reporting Person agrees that this Statement is filed on behalf him.

              The Reporting Person is filing this Statement pursuant to Rule 13d-1(f)(1) under the Act on his own behalf and not on behalf of any other party. Information with respect to the Reporting Person is given solely by such Reporting Person, and the Reporting Person has no responsibility for the accuracy or completeness with respect to any other party.

         (b) The residence and business address of Mr. Hackel is 11 Marcotte Lane, Tenafly, New Jersey 07670.

         (c)  The present principal occupation or employment of the Reporting
              Person is as follows:  Mr. Hackel is a personal        investor.

         (d) The Reporting Person has not within the last five years been convicted in a criminal proceeding.

         (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  The Reporting Person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source and amount of funds used in making the acquisition of the Common Stock of the Company is described in Items 5(a) and 5(c) hereof.


ITEM 4.  PURPOSE OF TRANSACTION

         The Common Stock of the Company was acquired for personal investment. The Reporting Persons does not have any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;


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CUSIP No. 537528-10-1                                 Page 4  of  4  Pages


         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)  Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Prior to October 13, 1997, the Reporting Person owned an aggregate of 409,500 shares of Common Stock. On October 13, 1997, the Reporting Person acquired 21,500 shares of Common Stock, bringing his aggregate number of shares to 431,000 shares of Common Stock of the Company. Based upon there being 8,462,359 shares of Common Stock outstanding, the shares of Common Stock owned by Mr. Hackel beneficially and of record, represents approximately 5.1% of Common Stock of the Company.

         (b) Mr. Hackel has the sole power to vote and the sole power to dispose of the shares of Common Stock held by him.

         (c) Mr. Hackel acquired the following shares of Common Stock within the past 60 days:

                                                                  Aggregate
         # of Shares    Transaction Date    Price per Share     Purchase Price
         -----------    ----------------    ---------------     --------------

            3,000       October 2, 1997          $5.875             $17,625

           21,500       October 13, 1997         $6.25             $134,375

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

              None.




SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




  October 20, 1997                           /s/ Kenneth S. Hackel
--------------------                   ----------------------------------------
   Date                                          Kenneth S. Hackel